Thomas Weisel Partners LLC
One Montgomery Street, Suite 3700
San Francisco, CA 94104

November 27, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Netlist, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-136735)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for Wednesday, November 29, 2006 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from October 30, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated October 30, 2006:

Institutions	3,469
Underwriters	0
Other	610
Total	4,079

The Underwriters (the “Underwriters”) and dealers of the above issue were advised by invitation wire and in underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.  The undersigned have and will, and each dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

Very Truly Yours,

Thomas Weisel Partners LLC Needham & Company, LLC WR Hambrecht + Co., LLC

Acting on behalf of themselves and the several Underwriters

By:	Thomas Weisel Partners LLC

By:	/s/ MARK QUINLAN
	Name:	Mark Quinlan
	Title:	Partner